Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter and First Nine Months of Fiscal 2022

KAILUA KONA, Hawaii (February 10, 2022) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the third quarter and first nine months of fiscal year 2022, ended December 31, 2021.

Commenting on the third quarter fiscal 2022 results, Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said: “In the third quarter, we were able to produce consistent results even as we contend with the same range of supply chain constraints facing most production and manufacturing businesses. Demand remains strong as we are benefitting from increased interest in naturally derived high value nutritional products for human health and well-being.”

Third Quarter Fiscal 2022

Cyanotech reported net sales of $9,459,000 for the third quarter of fiscal 2022 compared to $6,985,000 for the third quarter of fiscal 2021, an increase of 35.4%. Gross profit was $3,238,000, with gross profit margin of 34.2%, compared to gross profit of $2,071,000, with gross profit margin of 29.6%. Operating income for the third quarter of fiscal 2022 was $508,000 compared to operating loss of $441,000 in the same period of the prior year. Net income for the current fiscal quarter was $386,000, or $0.06 per diluted share, compared to net income of $827,000, or $0.13 per diluted share, for the same period of the prior year. The prior year net income included the forgiveness of the loan under the Paycheck Protection Program in the amount of $1,389,000.

First Nine Months Fiscal 2022

Cyanotech reported net sales of $27,842,000 for the first nine months of fiscal 2022 compared to $22,907,000 for the same period in fiscal 2021, an increase of 21.5%. Gross profit was $10,672,000, with gross profit margin of 38.3%, compared to gross profit of $8,347,000, with gross profit margin of 36.4%. Operating income for the first nine months of fiscal 2022 was $2,210,000 compared to $109,000 in the same period of the prior year. Net income for the first nine months of fiscal 2022 was $1,877,000, or $0.30 per diluted share, compared to net income of $1,121,000, or $0.18 per diluted share, for the same period of the prior year. The prior year net income included the forgiveness of the loan under the Paycheck Protection Program in the amount of $1,389,000.

Trailing Twelve Months

For the trailing twelve months ended December 31, 2021, compared to the trailing twelve months ended December 31, 2020, net sales were $37,280,000 compared to $31,541,000.  Gross profit was $13,442,000, with gross profit margin of 36.1%, compared to $11,431,000 and 36.2%.  Net income was $1,676,000, or $0.27 per diluted share, compared to net income of $1,242,000, or $0.20 per diluted share. The prior trailing twelve months ended December 31, 2020 included the forgiveness of the loan under the Paycheck Protection Program in the amount of $1,389,000.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended December 31, 2021 for more detailed information.

— Cyanotech will host a virtual broadcast at 8:00 PM EDT on Friday, February 11, 2022 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EDT on Friday, February 11, 2022. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2022 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the third quarter fiscal 2022 ended December 31, 2021, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2021	March 31, 2021
ASSETS
Current assets:
Cash	$2,298	$3,767
Accounts receivable, net of allowance for doubtful accounts of $156 as of December 31, 2021 and $32 as of March 31, 2021	4,526	2,436
Inventories	8,724	8,415
Prepaid expenses and other current assets	293	488
Total current assets	15,841	15,106

Equipment and leasehold improvements, net	11,936	12,136
Operating lease right-of-use assets, net	3,412	3,517
Other assets	112	120
Total assets	$31,301	$30,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,275	$2,287
Accrued expenses	1,291	844
Customer deposits	83	124
Operating lease obligations, current portion	382	343
Line of credit	—	1,000
Current maturities of long-term debt	626	1,210
Total current liabilities	4,657	5,808

Long-term debt, less current maturities	4,400	4,823
Long-term operating lease obligations	3,027	3,175
Other long-term liabilities	20	32
Total liabilities	12,104	13,838

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,194,166 shares at December 31, 2021 and 6,116,073 shares at March 31, 2021	124	122
Additional paid-in capital	33,544	33,267
Accumulated deficit	(14,471)	(16,348)
Total stockholders’ equity	19,197	17,041
Total liabilities and stockholders’ equity	$31,301	$30,879

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2021	2020	2021	2020

Net sales	$9,459	$6,985	$27,842	$22,907
Cost of sales	6,221	4,914	17,170	14,560
Gross profit	3,238	2,071	10,672	8,347

Operating expenses:
General and administrative	1,403	1,001	4,171	3,801
Sales and marketing	1,127	1,300	3,808	3,918
Research and development	200	211	483	519
Total operating expenses	2,730	2,512	8,462	8,238

Income (loss) from operations	508	(441)	2,210	109

Interest expense, net	(116)	(123)	(312)	(374)
Gain on extinguishment of debt	—	1,389	—	1,389

Income before income taxes	392	825	1,898	1,124

Income tax expense (benefit)	6	(2)	21	3

Net income	$386	$827	$1,877	$1,121

Net income per share:
Basic	$0.06	$0.14	$0.31	$0.18
Diluted	$0.06	$0.13	$0.30	$0.18

Shares used in calculation of net income per share:
Basic	6,183	6,097	6,144	6,060
Diluted	6,371	6,222	6,219	6,169

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

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